**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**October 16, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Endocyte, Inc.**
**File No. 1-35050 - CF#35409**

_____

      Endocyte, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.3 to a Form 10-Q filed on August 8, 2014, as modified by the same contract refiled with fewer redactions as Exhibit 10.2 to a Form 10-Q filed on August 9, 2017.

      Based on representations by Endocyte, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.3 to Form 10-Q filed August 8, 2014     through August 8, 2027
      Exhibit 10.2 to Form 10-Q filed August 9, 2017     through August 8, 2027

      For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

      Brent J. Fields
      Secretary